Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2025

The board (the “Board”) of directors (the “Directors”) of OneConnect Financial Technology Co., Ltd. (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company and its subsidiaries and other consolidated entities (collectively, the “Group”) for the six months ended June 30, 2025 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2024.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

•	Revenue from continuing operations[1] decreased by 43.4% to RMB801.2 million for the six months ended June 30, 2025 as compared to RMB1,415.8 million for the corresponding period in 2024.

•	Gross margin of continuing operations was 26.1% for the six months ended June 30, 2025, compared to 37.1% for the corresponding period in 2024.

•	Loss from continuing operations attributable to shareholders was RMB78.5 million for the six months ended June 30, 2025, as compared to RMB70.5 million for the corresponding period in 2024. Net margin of continuing operations to shareholders was -9.8%, compared to -5.0% for the corresponding period in 2024.

•	Loss from continuing operations per ADS, basic and diluted, was RMB-2.16 for the six months ended June 30, 2025 as compared to RMB-1.94 for the corresponding period in 2024.

– In RMB’000, except percentages and per ADS amounts

	Six Months Ended June 30,
	2025	2024	YoY
	(Unaudited)	(Unaudited)
Continuing operations
Revenue
Revenue from Ping An Group and Lufax[2]	384,046	935,599	-59.0%
Revenue from third-party customers	417,111	480,170	-13.1%
Total	801,157	1,415,769	-43.4%
Gross profit	209,161	525,782
Gross margin[4]	26.1%	37.1%
Operating loss	(105,691)	(105,502)
Operating margin4	-13.2%	-7.5%

Loss from continuing operations attributable to shareholders	(78,495)	(70,485)
Net margin of continuing operations to shareholders[4]	-9.8%	-5.0%
Loss from continuing operations per ADS[3], basic and diluted	(2.16)	(1.94)
(Loss)/Profit from continuing and discontinued operations attributable to shareholders	(78,495)	139,014
Net margin of continuing and discontinued operations to shareholders[4]	-9.8%	9.8%
(Loss)/Earnings from continuing and discontinued operations per ADS, basic and diluted	(2.16)	3.83

Notes:

1	On April 2, 2024, the Company completed the disposal of its virtual bank business (the “discontinued operations”) to Lufax Holdings Ltd for a consideration of HK$933 million in cash. For details, please refer to the announcement published by the Company on November 14, 2023, the circular published by the Company on December 5, 2023, and the announcements published by the Company on January 16, April 2 and April 17, 2024. As a result of the disposal, the historical financial results of the virtual banking business segment have been reflected as the “discontinued operations” in the Company’s condensed consolidated financial statements and the historical financial results of the remaining business of the Company (the “continuing operations”) have been reflected as the “continuing operations” in the Company’s condensed consolidated financial statements for the half year ended June 30, 2025 and for the comparative period in 2024.

2	On July 30, 2024, Lufax became a subsidiary of Ping An Insurance (Group) Company of China, Ltd. (“Ping An” and together with its subsidiaries, the “Ping An Group”). For reference, please refer to the announcement published by Ping An Group on October 21, 2024. Therefore, the Company’s revenue from Ping An Group shown in this table included revenue from Lufax since July 30, 2024. Revenue from Lufax for the half year ended June 30, 2024 was approximately RMB113 million.

3	Each American Depositary Share (“ADS”) represents thirty ordinary shares.

4	Gross margin from is calculated as gross profit divided by total revenue from continuing operations for the period. Operating margin is calculated as operating loss divided by total revenue from continuing operations for the period. Net margin to shareholders is calculated as the (loss)/profit attributable to shareholders divided by total revenue from continuing operations for the period.

BUSINESS REVIEW AND OUTLOOK

Business Review

We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide “full-stack” integrated technology solutions to financial institution customers, including digital banking solutions and digital insurance solutions. We also provide digital infrastructure for financial institutions through our Gamma Platform. Our solutions and platform help financial institutions accelerate their digital transformation. We believe that our “business + technology” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. 100% of large and joint-stock banks, 99% of city commercial banks, 66% of property and casualty insurance companies and 48% of life insurance companies in China have used at least one of our products since our inception.

We were spun off from the Ping An Group in 2019, with a vision to provide our technology solution and digital infrastructure to broader financial institutional clients and gradually reducing revenue concentration from Ping An Group. While we remain committed to this long-term goal, significant macro and sector headwinds in recent years have negatively impacted our performance and hindered the viability of achieving this objective. There is downward pressure on the profitability of some of our largest customers and third-party banks, which caused a cool-down in credit activity and reduced IT budgets, stifling the growth of our third-party business and revenue.

Digital Banking

Our digital banking services offer a wide array of solutions tailored to the digital transformation needs of financial institutions in the banking industry. These solutions comprise of digital retail banking, digital credit management and digital operations solutions, leveraging our competitiveness in “business + technology”. These solutions assist banks in driving growth, mitigating operational risks, improving management efficiency, and realizing high-quality development. By implementing these comprehensive solutions, banks can augment their overall digital capabilities and deliver superior outcomes for their customers.

Digital retail banking solutions align with the latest trends in the retail banking sector, providing a comprehensive “consulting + system + operations” integrated solution for banking clients. Through digital transformation consulting, we assist banking customers in formulating a clear development path for their retail digital transformation. This includes creating an overall digital transformation blueprint, building a “customer-centric” digital customer operations system, and designing digital marketing strategies and operational decision-making frameworks. We empower banks to comprehensively enhance their operational capabilities for customers, products, and channels. This enables them to gain deep insights into all customer segments, manage products intelligently, operate collaboratively across all channels, and make smart decisions throughout the entire value chain. Our customer operations solutions help banks design operational scenarios and strategies for key customer segments, such as long-tail customers, and execute marketing strategies by leveraging AI and other intelligent tools. This approach uncovers and activates the latent value of customers, ultimately improving overall operational efficiency and effectiveness.

Our digital credit management solution is a comprehensive and fully integrated package that provides banks with an end-to-end credit management system, an intelligent risk control system covering all credit scenarios, and intelligent operational service solutions. Tailored for corporate credit and small and medium-sized enterprise (“SME”) credit scenarios, it offers bank customers all-client, all-product, and end-to-end management systems, designed to improve credit management efficiency and reduce operational costs. By leveraging technologies such as AI, big data analytics, and intelligent algorithms, we assist banks in developing scenario-based models across all stages of their credit operations. This enables proactive risk management, intelligent decision-making, and precise control, strengthening the proactive risk controls of banks. Additionally, we help banks serve SMEs by building intelligent inclusive credit systems and end-to-end services including customer acquisition, product innovation, experience enhancement, and intelligent risk controls. This empowers bank customers to effectively enhance their capabilities in expanding their SME business.

Our suite of digital operations solutions is designed for bank management departments, offering a comprehensive suite of decision-making solutions. These solutions include balance sheet analysis, liquidity risk management, interest rate risk management in the banking book, exchange rate risk management, pricing management, capital management, budget management, cost allocation, and profitability analysis. These solutions assist banks in formulating strategic development plans, gain insights into their operations, accurately track costs, efficiently allocating resources, strengthen performance evaluations, and meet regulatory compliance requirements. Leveraging Ping An Group’s AI technology, we have built a “Super Brain” to support precise and intelligent management. Additionally, leveraging data-driven insights, we help financial institutions build tailor-made comprehensive solutions for standardized online mortgage loan services, empowering them to enhance their capabilities in inclusive finance and scale their initiatives.

In the first half of 2025, we made significant progress in upgrading and iterating products by leveraging our technological capabilities to facilitate smart, streamlined operations for customers. Our digital retail banking, digital credit management and digital operations solutions products have received further enhancements to application scenarios, algorithm models, system compatibility, and architectural optimization. We focus on improving the customer experience, application effectiveness, and overall capabilities.

•	We have continuously enhanced product intelligence and convenience through AI applications, supporting the streamlining and proactive compliance of businesses. For example, our AI solution for mortgage loans, can perform intelligent due diligence, intelligent risk management, and operational tasks, enhancing customer managers’ productivity by roughly six-fold and reducing loan approval time to approximately one day. We empower the management of teams, business opportunities and wealth. These products have increased customer AUM by over 20%, improved business opportunity reach rate by 2-3 times, and increased the number of private banking customers by 38%. We also help improve the quality and efficiency of sales and marketing by deploying a series of AI-empowered tools like AI outbound assistant, AI sales assistant, AI process quality control, and AI asset allocation. In addition to a comprehensive package of domestically-developed IT solutions spanning from consultation to implementation, we help our customers comply with regulatory compliance standards through our One-Table Solution which improves the timeliness, completeness, and accuracy of required data submissions. We continuously advanced the transformation and upgrading of data products, establishing a differentiated competitive advantage by building a data operation service system centered on “customers + tags + operations.”

•	We consistently upgrade our products by adopting a customer-centric approach to driving smart retail banking operations. Using our smart solutions, financial institutions can enhance their customer management processes by categorizing, effectively targeting, and visualizing operations among many others. We also help them improve product quality when analyzing wealth, asset allocation strategies, and account planning, while facilitating customer acquisition across various channels through synergized strategies, effective customer segment operations, and AI-assisted databases. In the first half of 2025, the digital retail banking solutions expanded into two new joint-stock banks.

•	We have expanded our smart credit solution to overseas markets. This end-to-end solution integrates operations, business, data, and systems, offering a flexible and configurable system with scalable product solutions. With a proven track record in domestic markets, this solution effectively enhances loan processing efficiency by over 60%, augments AI-driven risk control capabilities by 50%, and boosts modular configuration and iteration efficiency by 30%.

Digital Insurance

In digital insurance, our solution digitalizes the entire insurance process, helping insurance companies manage marketing and claims processing. We also provide service management platforms to customers under our intelligent property and casualty (“P&C”) insurance and intelligent life insurance solutions.

Our end-to-end intelligent P&C insurance solution helps auto and non-auto insurers reduce costs, combat fraudulent claims, and improve service quality. Integrating AI and advanced analytics, it digitalizes and automates the entire underwriting process, covering core risk predication, cost management and risk control functions. It also streamlines claim-processing procedures, from submission and instant inspection to settlement, appraisal, and roadside assistance.

Our intelligent life insurance solution is designed to empower insurance agents, brokers, call centers, and other channels. It can help enhance campaign management, leads management, customer 360 and financial analysis, policy issuance, and customer service. In the first half of 2025, we upgraded our “Omni-channel Agent Solution” platform and launched a smart unified customer service workbench, providing a streamlined interface for customer service agent to handle different services in one place. As a next step, AI tools will be integrated to achieve service automation.

Gamma Platform

Our Gamma Platform serves as a foundation for digital transformation through “AI + Data” integration, empowering financial institutions and overseas regulatory agency customers to optimize operational efficiency. Combining leading AI with data from fingerprint recognition, blacklist background screening, and geolocation, the AI Vision can enhance deepfake detection, risk mitigation, and fraud prevention capabilities for customers with intelligent anti-fraud, intelligent interview, intelligent verification and many other features.

The international version of AI Vision addresses specific needs from customers in the Guangdong- Hong Kong-Macao Greater Bay Area (“Greater Bay Area”) and Southeast Asian markets. Meanwhile, our AI Vision is also compatible with domestically-developed technology platforms like HarmonyOS, fully compliant with the requirements of IT domestically developed standards.

Our Data Intelligence services were built on a “Lakehouse” architecture with closed loop management across the entire lifecycle from data collection and storage to management and utilization. This provides financial institutions and financial holding groups with flexible, efficient, and user-friendly data management solutions that unlock the value of data assets by enhancing data analysis and applications. Using ChatBI tools, customers can gain deep insights and analyze management practices through a Q&A dialogue format. Meanwhile, the Smart Business Analysis Platform empowers clients by incorporating Ping An’s 30+ years management methodologies, enabling end-to-end management from strategic planning to execution, and achieving "foresee faster, decide faster, and act faster."

Due to certain subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. ceasing to utilize our cloud services with effect from July 2024, on July 11, 2024, the Board came to the decision that in the best interest of our Company and our shareholders as a whole, we would gradually discontinue the operation of our cloud services from July 2024 onwards, and discuss with our customers regarding transitional arrangements (if any). As a result of the discontinuation, there has been a substantial decrease in revenue attributable to our cloud services platform segment in the first half of 2025. For further details, please refer to the announcements published by our Company on May 7 and July 11, 2024.

Expansion into Overseas Markets

We are actively expanding our technology and ecosystem collaboration networks across emerging markets in Southeast Asia, the Middle East, and Africa. Leveraging an integrated technology platform as the foundation, we aim to drive high-quality, inclusive, and sustainable digital transformation in these regions. Currently, we offer six digital solutions for overseas markets, covering core system modernization, cross-border trade finance, intelligent risk control, auto ecosystem platforms. Built on a modular architecture, these solutions support cross-ecosystem scenario collaboration to help deepen the integration between financial services and the real economy.

We are committed to building a replicable, deployable, and sustainable overseas auto ecosystem platform. Centered on the “Transaction-Finance-Service” framework, it covers key scenarios including new and second-hand vehicle transactions, auto loans, auto insurance, maintenance, car washing, and owner lifestyle services. This platform helps partner institutions streamline information and capital flows across multiple stakeholders, enabling full lifecycle customer value management. In June 2025, we reached an agreement with a prominent Vietnamese automotive service enterprise to establish a long-term strategic partnership focused on the “Auto Ecosystem.” We will jointly develop an exemplary digital auto ecosystem solution for Southeast Asia, accelerating the integration of the automotive industry and financial services.

Our subsidiary Ping An OneConnect Credit Reference Services Agency (HK) Limited has been officially named as a selected credit reference agency (“CRA”) under the Multiple Credit Reference Agencies Model since 2022. CRA will continue to focus on product development, system construction, and continuously exploring business opportunities in the Greater Bay Area.

As of June 30, 2025, we have expanded our overseas presence to 20 countries and territories, and covered up to 214 customers.

2024 ESG Report

On April 24, 2025, we published the 2024 Environmental, Social, and Governance Report, detailing our efforts and progress in ESG management and underscoring our commitment to environmental preservation, social responsibility, and governance excellence.

Recent Developments after the Reporting Period

References are made to the announcement dated May 15, 2025 jointly issued by Bo Yu Limited (the “Offeror”) and the Company in relation to, among other things, the proposal for the privatization of the Company by way of a scheme of arrangement (the “Rule 3.5 Announcement”). Unless otherwise defined, capitalized terms used in this announcement have the same meanings as those defined in the Rule 3.5 Announcement. For further details, please refer to the Rule 3.5 Announcement.

On July 9, 2025, the approval from the State Administration for Market Regulation in relation to the declaration of undertakings-concentration in respect of the Scheme was obtained. For details, please refer to the announcement dated July 9, 2025 jointly issued by the Offeror and the Company. The Proposal and the Scheme is a “going private transaction” for purposes of Rule 13e-3 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which governs going private transactions by certain issuers and affiliates. In order to comply with the requirements of the Exchange Act, the Company, the Offeror and Ping An Group have filed with the SEC on July 18, 2025 (New York time) a Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”). For further details, please refer to (i) the announcement dated July 20, 2025 jointly issued by the Offeror and the Company, and (ii) the announcement dated July 20, 2025 issued by the Company pursuant to Rule 10 of the Takeovers Code. On August 18, 2025, the Company, the Offeror and Ping An Group filed with the SEC an amendment to the Schedule 13E-3. For further details, please refer to the announcement dated August 15, 2025 jointly issued by the Offeror and the Company.

Save as disclosed above, there are no other important events that have occurred since June 30, 2025 up to the date of this announcement.

Business Outlook

Looking ahead to the second half of 2025, the Company remains committed to integrating extensive financial services industry expertise with market-leading technology, while continuing to advance its second-stage strategy of deepening customer engagement and focusing on premium-plus customers and product optimization and integration. Moving forward, the Company will prioritize the financial technology and artificial intelligence industries with a focus on financial institution customers while broadening its ecosystem and international presence. With sustained investments in research and development, coupled with accumulated business know-how and customer insights, the Company aims to expand customer base and boost third-party revenue growth over the long term.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenue from Continuing Operations

	Six Months Ended June 30,
In RMB’000, except percentages	2025	2024	YoY
	(Unaudited)	(Unaudited)
Implementation	291,417	326,086	-10.6%
Transaction-based and support revenue
Business origination services	9,942	22,775	-56.3%
Risk management services	105,785	126,514	-16.4%
Operation support services	309,517	265,391	16.6%
Cloud services platform	2,349	607,416	-99.6%
Post-implementation support services	38,842	29,348	32.3%
Others	43,305	38,239	13.2%

Sub-total for transaction-based and support revenue	509,740	1,089,683	-53.2%

Total revenue from continuing operations	801,157	1,415,769	-43.4%

Note:

1	Intersegment eliminations and adjustments are included under technology solution segment.

Our revenue from continuing operations decreased by 43.4% to RMB801.2 million for the six months ended June 30, 2025 from RMB1,415.8 million for the corresponding period of 2024, primarily due to a decrease in revenue from cloud services platform.

Revenue from implementation decreased by 10.6% to RMB291.4 million for the six months ended June 30, 2025 from RMB326.1 million for the corresponding period of 2024, mainly due to a decrease in demand for implementation of financial services systems in China. Revenue from business origination services decreased by 56.3% to RMB9.9 million for the six months ended June 30, 2025 from RMB22.8 million for the corresponding period of 2024, primarily due to a decrease in transaction volumes from loan origination systems under digital credit management solutions. Revenue from risk management services decreased by 16.4% to RMB105.8 million for the six months ended June 30, 2025 from RMB126.5 million for the corresponding period of 2024, mainly due to a decrease in transaction volumes from banking related risk analytic solutions. Revenue from operation support services increased by 16.6% to RMB309.5 million for the six months ended June 30, 2025 from RMB265.4 million for the corresponding period of 2024, primarily due to increased transaction volumes from insurance solutions. Revenue from cloud services platform decreased by 99.6% to RMB2.3 million for the six months ended June 30, 2025 from RMB607.4 million for the corresponding period of 2024, primarily due to the strategic phasing out of the cloud services since July 2024, details of which were previously disclosed in our announcement dated July 11, 2024 regarding an update on our business operations. Revenue from post-implementation support services was RMB38.8 million for the six months ended June 30, 2025, an increase of 32.3% from RMB29.3 million during the same period last year, primarily due to increased demand for our post-implementation support services from our overseas customers.

Cost of Revenue from Continuing Operations

Our cost of revenue from continuing operations decreased by 33.5% to RMB592.0 million for the six months ended June 30, 2025 from RMB890.0 million for the corresponding period of 2024, primarily due to revenue decrease.

Gross Profit and Gross Margin for Continuing Operations

As a result of the foregoing, our gross profit from continuing operations decreased by 60.2% to RMB209.2 million for the six months ended June 30, 2025 from RMB525.8 million for the corresponding period of 2024. Our gross margin of continuing operations decreased to 26.1% for the six months ended June 30, 2025 from 37.1% for the corresponding period of 2024. The decrease in gross margin of continuing operations was mainly due to reduction in economies of scale caused by the decrease in revenue.

Operating Expenses from Continuing Operations

Research and Development Expenses

Our research and development costs from continuing operations decreased by 70.7% to RMB117.0 million for the six months ended June 30, 2025 from RMB399.6 million for the corresponding period of 2024. The decline was mainly due to the Company’s proactive adjustment of its business structure and its return on investment driven approach to manage research and development projects.

Sales and Marketing Expenses

Our Sales and marketing expenses from continuing operations remained relatively stable at RMB92.2 million for the six months ended June 30, 2025, compared to RMB92.6 million for the corresponding period of 2024.

General and Administrative Expenses

Our general and administrative expenses from continuing operations decreased by 26.8% to RMB106.9 million for the six months ended June 30, 2025 from RMB146.0 million for the corresponding period of 2024. The decline was mainly due to a decrease in personnel costs.

Net impairment losses on financial and contract assets from Continuing Operations

Our net impairment losses on financial and contract assets decreased by 40.4% to RMB13.9 million for the six months ended June 30, 2025 from RMB23.2 million for the corresponding period of 2024, primarily due to the reduction in the increase in accounts receivable balance at the end of June 2025 from the end of December 2024, compared to the corresponding period of 2024.

Other Income, Gain or Loss – Net from Continuing Operations

We incurred other income, gain or loss-net from continuing operations of RMB15.1 million for the six months ended June 30, 2025, a decrease of 50.1% from RMB30.2 million for the corresponding period of 2024. The decrease was primarily due to less net gain on derivatives.

Finance Income from Continuing Operations

Our finance income from continuing operations decreased by 14.4% from RMB29.7 million for the six months ended June 30, 2024 to RMB25.4 million for the corresponding period in 2025, primarily due to the decrease in average deposit balance.

Finance Costs from Continuing Operations

Our finance costs from continuing operations decreased by 61.6% from RMB8.0 million for the six months ended June 30, 2024 to RMB3.1 million for the corresponding period in 2025, primarily due to the decrease in average loan balance.

Loss from Continuing Operations Before Income Tax

As a result of the foregoing, our loss from continuing operations before income tax decreased by 0.5% to RMB83.3 million for the six months ended June 30, 2025 from RMB83.8 million for the corresponding period of 2024.

Income Tax (Expense)/Benefit from Continuing Operations

Our income tax expense from continuing operations was RMB2.4 million for the six months ended June 30, 2025, compared to an income tax benefit of RMB2.3 million for the corresponding period of 2024. The change was primarily due to the increase in adjustment of current income tax for prior periods after annual tax filing.

Loss from Continuing Operations for the Period

As a result of the foregoing, our loss from continuing operations increased to RMB85.7 million for the six months ended June 30, 2025 from RMB81.5 million for the corresponding period of 2024.

Profit/(Loss) from Continuing and Discontinued Operations for the Period

As a result of the foregoing, our loss from continuing and discontinued operations was RMB85.7 million for the six months ended June 30, 2025, compared to a profit of RMB128.0 million for the corresponding period of 2024.

Cash Flow Data

For the six months ended June 30, 2025, our net cash used in operating activities was RMB209.8 million, net cash used in investing activities was RMB1,333.4 million primarily due to our payments for financial assets at fair value through profit or loss, and net cash used in financing activities was RMB15.6 million primarily due to lease payments and payments for restricted cash. For the corresponding period of 2024, our net cash used in operating activities was RMB298.0 million, net cash generated from investing activities was RMB480.3 million and net cash used in financing activities was RMB129.8 million. Our business is mostly a cash-flow business and therefore our operating cash flow is strongly correlated with, and mainly driven by, our profitability.

Liquidity and Capital Resources

For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position.

Our principal sources of liquidity have been cash and cash equivalents, redeemable wealth management products, borrowings and cash generated from financing activities. As of June 30, 2025, we had cash and cash equivalents of RMB385.0 million (December 31, 2024: RMB1,947.9 million), restricted cash and time deposits over three months of RMB794.1 million (December 31, 2024: RMB51.9 million) and financial assets at fair value through profit or loss of RMB1,082.6 million (December 31, 2024: RMB455.0 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps and business guarantees.

Borrowings

As of June 30, 2025, we had short-term borrowings of RMB20.7 million (December 31, 2024: RMB19.2 million) which bore fixed interest rate. We had credit facilities primarily with one Chinese banks in the aggregate of committed credit of RMB30.0 million. The weighted average annual interest rate under our outstanding borrowings based on nominal interest rate was 4.9% (December 31, 2024: 4.9%). None of our credit facilities contain a material financial covenant.

Pledge of Assets

As of June 30, 2025, among our restricted cash, RMB17.2 million were pledged for currency swaps, and RMB17.1 million were pledged for business guarantees.

Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

Gearing Ratio

As of June 30, 2025, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 2.0% (as of December 31, 2024: 1.7%).

Significant Investments

The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not hold any significant investments during the six months ended June 30, 2025.

Material Acquisitions and Disposals

Other than the above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2025.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as at June 30, 2025.

Contingent Liabilities

We had no material contingent liabilities as of June 30, 2025.

Capital Expenditures and Capital Commitment

Our capital expenditures were RMB3.8 million for the six months ended June 30, 2025, as compared to RMB14.7 million for the corresponding period in 2024. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at June 30, 2025, we had no capital commitment (as of December 31, 2024: Nil).

Risk Management

Currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates.

We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of the exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items.

Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk.

We are exposed to interest rate risk primarily in relation to deposits and short-term borrowings. We generally assume borrowings to fund working capital requirements, and the risk is managed by us by matching the terms of interest rates of deposits and short-term borrowings.

Employees and Remuneration

As of June 30, 2025, we had a total of 1,981 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of June 30, 2025:

Function	As of June 30, 2025
Research and Development	1,276
Business Operations	234
Sales and Marketing	320
General Administration	151
Total	1,981

For the six months ended June 30, 2025, our employee benefit expenses from continuing operations amounted to RMB426.2 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility.

We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Six months ended June 30,
	Note	2025 RMB’000	2024 RMB’000
		(Unaudited)	(Unaudited)
Continuing operations
Revenue	3	801,157	1,415,769
Cost of revenue		(591,996)	(889,987)

Gross profit		209,161	525,782
Research and development expenses		(116,986)	(399,640)
Selling and marketing expenses		(92,202)	(92,568)
General and administrative expenses		(106,883)	(146,027)
Net impairment losses on financial and contract assets		(13,857)	(23,233)
Other income, gains or loss – net		15,076	30,184

Operating loss		(105,691)	(105,502)
Finance income		25,415	29,686
Finance costs		(3,069)	(7,988)

Finance income – net		22,346	21,698

Loss before income tax		(83,345)	(83,804)
Income tax (expense)/benefit	4	(2,368)	2,346

Loss from continuing operations		(85,713)	(81,458)

Discontinued operations
Profit from discontinued operations (attributable to owners of the Company)	6	–	209,499

(Loss)/profit for the period		(85,713)	128,041

(Loss)/profit attributable to:
– Owners of the Company		(78,495)	139,014
– Non-controlling interests		(7,218)	(10,973)
		(85,713)	128,041

(Loss)/profit attributable to owners of the Company arises from:
– Continuing operations		(78,495)	(70,485)
– Discontinued operations		–	209,499
		(78,495)	139,014

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

		Six months ended June 30,
		2025	2024
	Note	RMB’000	RMB’000
		(Unaudited)	(Unaudited)
Other comprehensive (loss)/income, net of tax
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences of continuing operations		579	(2,645)
– Exchange differences on translation of discontinued operations	6	–	177
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations	6	–	6,056
– Disposal of subsidiaries	6	–	18,237
Items that will not be subsequently reclassified to profit or loss
– Foreign currency translation differences		(7,105)	13,808

Other comprehensive (loss)/income for the period, net of tax		(6,526)	35,633

Total comprehensive (loss)/income for the period		(92,239)	163,674

Total comprehensive (loss)/income for the period attributable to:
– Owners of the Company		(85,021)	174,647
– Non-controlling interests		(7,218)	(10,973)
		(92,239)	163,674

Loss per share for loss from continuing operations attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	5	(0.07)	(0.06)

Loss per ADS for loss from continuing operations attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	5	(2.16)	(1.94)

(Loss)/earnings per share for (loss)/profit attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	5	(0.07)	0.13

(Loss)/earnings per ADS for (loss)/profit attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	5	(2.16)	3.83

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

		As at June 30,	As at December 31,
		2025	2024
	Note	RMB’000	RMB’000
		(Unaudited)
ASSETS
Non-current assets
Property and equipment		45,209	43,895
Intangible assets		182,559	195,636
Deferred tax assets		313,805	313,805
Restricted cash and time deposits over three months		7,833	–
Prepayments and other receivables		8,826	6,506
Trade receivables		10,221	10,106

Total non-current assets		568,453	569,948

Current assets
Trade receivables	7	549,558	496,429
Contract assets		66,683	63,420
Prepayments and other receivables		281,036	342,221
Financial assets measured at fair value through profit or loss		1,082,608	455,016
Derivative financial assets		–	40,356
Restricted cash and time deposits over three months		794,101	51,940
Cash and cash equivalents		385,031	1,947,922

Total current assets		3,159,017	3,397,304

Total assets		3,727,470	3,967,252

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

		As at June 30,	As at December 31,
		2025	2024
	Note	RMB’000	RMB’000
		(Unaudited)
EQUITY AND LIABILITIES
Equity
Share capital		78	78
Shares held for share incentive scheme		(145,032)	(149,544)
Other reserves		11,026,407	11,041,209
Accumulated losses		(8,411,786)	(8,333,291)

Equity attributable to equity owners of the Company		2,469,667	2,558,452
Non-controlling interests		(61,727)	(54,509)

Total equity		2,407,940	2,503,943

LIABILITIES
Non-current liabilities
Trade and other payables	8	14,291	10,670
Contract liabilities		13,090	12,946

Total non-current liabilities		27,381	23,616

Current liabilities
Trade and other payables	8	913,319	993,842
Payroll and welfare payables		235,794	311,190
Contract liabilities		118,489	115,501
Short-term borrowings		20,658	19,160
Derivative financial liabilities		3,889	–

Total current liabilities		1,292,149	1,439,693

Total liabilities		1,319,530	1,463,309

Total equity and liabilities		3,727,470	3,967,252

1	GENERAL INFORMATION AND BASIS OF PRESENTATION

1.1	General information

OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on July 4, 2022.

On November 30, 2022, the Company announced its plans to change the ratio of its American Depositary Share (“ADS”) to its ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS to three ordinary shares to a new ADS Ratio of one ADS to thirty ordinary shares. The change in the ADS Ratio became effective on December 12, 2022. For all the periods presented, basic and diluted loss per ADS have been revised assuming the change of ADS ratio from a ratio of one ADS to three ordinary share to a new Ratio of one ADSs to thirty ordinary shares occurred at the beginning of the earliest period presented.

The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC.

The condensed consolidated interim financial information comprises the condensed consolidated balance sheet as at June 30, 2025, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes (the “Interim Financial Information”). The Interim Financial Information are presented in Renminbi (“RMB”), unless otherwise stated. The Interim Financial Information have not been audited.

1.2	Basis of preparation and presentation

This Interim Financial Information has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”.

The Interim Financial Information does not include all the notes of the type normally included in an annual financial report. Accordingly, it is to be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as set out in the 2024 annual report of the Company dated on April 24, 2025 (the “Financial Statements”).

These condensed interim financial information were approved for issue on 21 August, 2025.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies and method of computation used in the preparation of the Interim Financial Information are generally consistent with those used in the Financial Statements in all material aspects, which have been prepared in accordance with IFRS under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities, which are carried at fair value and subsequent changes are recognized in the statement of comprehensive income.

Taxes on income for the interim period are accrued using the estimated tax rates that would be applicable to expected total annual assessable profit.

(a)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2025:

•	Amendments to IAS 21 – Lack of Exchangeability

The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

(b)	New standards and amendments to standards and interpretations not yet adopted

Several new standards and amendments to standards and interpretations have been issued but not effective during the six months ended June 30, 2025 and have not been early adopted by the Group:

Effective for annual periods beginning on or after
Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments	January 1, 2026
Annual improvements to IFRS – Volume 11	January 1, 2026
IFRS 18 – Presentation and Disclosures in Financial Statements	January 1, 2027
IFRS 19 – Subsidiaries without Public Accountability: Disclosures	January 1, 2027

The Group is in the process of assessing potential impact of the above new amendments that is relevant to the Group upon initial application. According to the preliminary assessment, the above new amendments, other than IFRS 18, are not expected to have any significant impact on the Group’s consolidated balance sheets and results of operations upon adopting the above new amendments. IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements. The Group is currently assessing the detailed implications of applying IFRS 18 on the Group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

•	Although the adoption of IFRS 18 will have no impact on the Group’s net profit, the Group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the Group has performed, the following items might potentially impact operating profit:

o	Foreign exchange differences currently aggregated in the line item ‘other income, gains or loss – net’ in operating profit might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit.

o	IFRS 18 has specific requirements on the category in which derivative gains or losses are recognized – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the Group currently recognizes gains or losses in operating profit, there might be a change to where these gains or losses are recognized, and the Group is currently evaluating the need for change.

•	The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the Group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.

•	The Group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/ disaggregation principles. In addition, there will be significant new disclosures required for:

o	management-defined performance measures;

o	a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss – this break-down is only required for certain nature expenses; and

o	for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.

•	From a cash flow statement perspective, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.

The Group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information will be restated in accordance with IFRS 18.

3	REVENUE

Disaggregation of revenue from contracts with customers

	Six months ended June 30,
	2025	2024
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Continuing operations
Technology Solutions
Implementation	291,417	326,086
Transaction based and support revenue
– Operation support services	311,540	265,391
– Business origination services	9,942	22,775
– Risk management services	105,785	126,514
–Cloud services platform (i)	2,349	607,416
– Post-implementation support services	38,842	29,348
– Others	41,282	38,239
	801,157	1,415,769

(i)	Revenue from cloud services platform decreased primarily due to the decision of the Group to gradually discontinue the operation of cloud services from July 2024 onwards given subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. (the “Ping An Group”)) ceased to utilize relevant services.

Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below:

	At a point in time	Over time	Total
	RMB’000	RMB’000	RMB’000
(Unaudited)
Six months ended June 30, 2025
Implementation	7,421	283,996	291,417
Transaction based and support revenue
– Operation support services	94,923	216,617	311,540
– Business origination services	9,942	–	9,942
– Risk management services	105,785	–	105,785
– Cloud services platform	–	2,349	2,349
– Post-implementation support services	–	38,842	38,842
– Others	41,282	–	41,282
	259,353	541,804	801,157

	At a point in time	Over time	Total
	RMB’000	RMB’000	RMB’000
(Unaudited)
Six months ended June 30, 2024
Implementation	15,665	310,421	326,086
Transaction based and support revenue
– Operation support services	56,263	209,128	265,391
– Business origination services	22,775	–	22,775
– Risk management services	126,514	–	126,514
– Cloud services platform	–	607,416	607,416
– Post-implementation support services	–	29,348	29,348
– Others	38,239	–	38,239
	259,456	1,156,313	1,415,769

During the six months ended June 30, 2025 and 2024, the Group mainly operated in PRC and most of the revenue were generated in PRC.

4	INCOME TAX (EXPENSE)/BENEFIT

The income tax (expense)/benefit of the Group for the six months ended June 30, 2025 and 2024 are analyzed as follows:

	Six months ended June 30,
	2025	2024
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Continuing operations
Current income tax	(2,368)	665
Deferred income tax	–	1,681
Income tax (expense)/benefit	(2,368)	2,346

(a)	PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in Mainland China had been calculated at the tax rate of 25% for the six months ended June 30, 2025 and 2024, unless preferential tax rates were applicable.

Certain subsidiaries of the Group in the mainland China were subject to “High and New Technology Enterprise”, whose preferential enterprise income tax rate is 15% for the six months ended June 30, 2025 and 2024. Moreover, certain subsidiaries of the Group were established in the Shenzhen Qianhai Shenzhen-Hong Kong Cooperation Zone and accordingly is entitled to a reduced income tax rate of 15% for the six months ended June 30, 2025 and 2024.

In addition, certain mainland China subsidiaries of the Group were subject to “small and thin-profit enterprises” under the EIT Law, whose preferential income tax rate was 20% for the six months ended June 30, 2025 and 2024.

(b)	Cayman Islands Enterprise Income Tax

The Company was not subject to any taxation in the Cayman Islands for the six months ended 30 June 2025 and 2024.

(c)	Hong Kong Profits Tax

Hong Kong profits tax had been provided for at the rate of 16.5% on the estimated assessable profits for the six months ended June 30, 2025 and 2024.

(d)	Enterprise Income Tax in Other Jurisdictions

Income tax on profit arising from other jurisdictions, including Singapore, Indonesia, Malaysia and United Arab Emirates, had been calculated on the estimated assessable profit for the six months ended 30 June 2025 and 2024 at the respective rates prevailing in the relevant jurisdictions, which were not higher than 25%.

(e)	PRC Withholding Tax (“WHT”)

According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

As at June 30, 2025 and 2024, the Group has deficits in retained earnings, so no withholding tax is provided.

5	(LOSS)/EARNINGS PER SHARE

The calculations of basic and diluted (loss)/earnings per share are based on:

	Six months ended June 30,
	2025	2024
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Loss from continuing operations as presented in the statement of comprehensive income	(85,713)	(81,458)
Less: loss from continuing operations attributable to non-controlling interests	7,218	10,973
Loss from continuing operations attributable to owners of the Company	(78,495)	(70,485)
(Loss)/profit from discontinued operations	–	209,499
(Loss)/profit attributable to owners of the Company used in calculating basic and diluted (loss)/earnings per share	(78,495)	139,014
Weighted average number of ordinary shares in issue (in’000 shares)	1,091,369	1,089,589

	Six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Loss per share for loss from continuing operations attributable to owners of the Company
– Basic loss per share (RMB)	(0.07)	(0.06)
– Diluted loss per share (RMB)	(0.07)	(0.06)

–Basic loss per ADS (RMB) (Note)	(2.16)	(1.94)
–Diluted loss per ADS (RMB) (Note)	(2.16)	(1.94)

Earnings per share for profit from discontinued operations attributable to owners of the Company
– Basic earnings per share (RMB)	–	0.19
– Diluted earnings per share (RMB)	–	0.19

–Basic earnings per ADS (RMB) (Note)	–	5.77
–Diluted earnings per ADS (RMB) (Note)	–	5.77

(Loss)/earnings per share for (loss)/profit attributable to owners of the Company
– Basic (loss)/earnings per share (RMB)	(0.07)	0.13
– Diluted (loss)/earnings per share (RMB)	(0.07)	0.13

–Basic (loss)/earnings per ADS (RMB) (Note)	(2.16)	3.83
–Diluted (loss)/earnings per ADS (RMB) (Note)	(2.16)	3.83

Note: One ADS represented thirty ordinary shares of the Company.

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the six months ended June 30, 2025 and 2024.

Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of (loss)/earnings per share, the issued and outstanding number of ordinary shares as at June 30, 2025 and 2024, taking into account the shares held for share incentive scheme purpose, were 1,091,369,026 shares and 1,089,589,125 shares, respectively.

The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme for six months ended June 30, 2025 and 2024 have been excluded from the computation of diluted (loss)/earnings per share. Accordingly, dilutive (loss)/earnings per share for the six months ended June 30, 2025 and 2024 were the same as basic (loss)/earnings per share for the period.

6	DISCONTINUED OPERATIONS

On November 13, 2023, the Company entered into the Share purchase Agreement with Lufax Holding Ltd (the Purchaser, “Lufax”), pursuant to which the Company conditionally agreed to sell, and the Purchaser conditionally agreed to acquire Ping An OneConnect Bank (Hong Kong) Limited (“OneConnect Bank”) through transferring the entire issued share capital of the Jin Yi Tong Limited (the “Disposal Company”, a company indirectly holds 100% of the issued share capital of OneConnect Bank through its 100% owned subsidiary Jin Yi Rong Limited) at a consideration of HK$933,000,000 in cash, subject to the terms and conditions of the Share Purchase Agreement. The transaction was approved by shareholders of the Company through an extraordinary general meeting held on January 16, 2024 and was completed on April 2, 2024. Upon closing, the Company ceased to hold any interest in the Disposal Company. Accordingly, the Disposal Company, Jin Yi Rong Limited and OneConnect Bank and any company that is directly or indirectly controlled by OneConnect Bank (the “Disposal Group”) ceased to be subsidiaries of the Company and was no longer be consolidated into the consolidated financial statements of the Group. The Disposal Group was reported as discontinued operations. Financial information relating to the discontinued operations for the period to the date of disposal is set out below.

(a)	Financial performance and cash flow information

The financial performance and cash flow information presented are for the period from January 1, 2024 to the date of disposal (2024 column).

2024
RMB’000
Revenue	44,295
Cost of revenue	(38,404)
Expenses	(46,549)
Net impairment losses on financial and contract assets	(10,856)
Other income, gains or loss – net	956
Finance costs – net	(80)

Loss after income tax of discontinued operations	(50,638)
Gain on sale of subsidiaries after income tax (see (b) below)	260,137

Profit from discontinued operations	209,499

Exchange differences on translation of discontinued operations	177
Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations	6,056
Disposal of subsidiaries	18,237

Total comprehensive income from discontinued operations	233,969

Net cash used in operating activities	(3,286)
Net cash used in investing activities	(112,210)
Net cash used in financing activities	(1,417)

Net decrease in cash and cash equivalents	(116,913)

(b)	Details of the sale of the Disposal Group

2024
RMB’000
(Unaudited)
Cash consideration received, less transaction cost paid	839,087
Less: Cash and bank balances disposed of	(115,916)

Net cash inflow from disposal	723,171

Cash consideration received, less transaction cost paid	839,087
Less: carrying amount of net assets sold	(560,713)

Gain on sale before income tax and reclassification reserve	278,374
Reclassification of foreign currency translation reserve	(30,180)
Reclassification of fair value change reserve	11,943
Income tax expense on gain	–

Gain on sale after income tax	260,137

7	TRADE RECEIVABLES

	As at	As at
	June 30,	December 31,
	2025	2024
	RMB’000	RMB’000
	(Unaudited)
Trade receivables	635,261	582,068
Less: impairment loss allowance	(75,482)	(75,533)
	559,779	506,535

Less: non-current portion of trade receivables	(10,221)	(10,106)
	549,558	496,429

Trade receivables and their aging analysis, based on recognition date, are as follows:

	As at	As at
	June 30,	December 31,
	2025	2024
	RMB’000	RMB’000
	(Unaudited)
Up to 1 year	534,520	510,135
1 to 2 years	67,391	35,830
2 to 3 years	22,746	20,069
Above 3 years	10,604	16,034
	635,261	582,068

8	TRADE AND OTHER PAYABLES

	As at	As at
	June 30,	December 31,
	2025	2024
	RMB’000	RMB’000
	(Unaudited)
Trade payables (i)
Due to related parties	15,198	7,492
Due to third parties	82,167	83,194
	97,365	90,686
Other payables
Redemption liability (ii)	232,951	232,951
Accrued expenses	205,036	218,942
Security deposits	28,377	32,262
Lease liabilities	28,000	24,405
Income and other tax payables	18,913	21,605
Amounts due to related parties	156,046	234,828
Others	160,922	148,833
	927,610	1,004,512

Less: non-current portion of trade and other payables
Lease liabilities	(14,291)	(10,670)
	913,319	993,842

(i)	As at June 30, 2025 and December 31, 2024, based on recognition date, the aging of the trade payables are mainly within 1 year.

(ii)	The Group wrote a put option on the equity in Vantage Point Technology pursuant to the relevant transaction documents entered into with certain non-controlling shareholders of Vantage Point Technology, which provides each of such non-controlling shareholders with the right to require the Group to purchase the equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. The redemption liability was subsequently measured at amortized cost. As at June 30, 2025, the redemption liability of RMB232,951,000 was estimated based on the estimation of matters relating to the terms and conditions of the put option which is in the process of renegotiation as of the date of this report.

9	DIVIDENDS

No dividends were paid or declared by the Company for the six months ended June 30, 2025 and 2024.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange during the six months ended June 30, 2025.

Compliance with the Corporate Governance Code

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) contained in Appendix C1 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

The Board is of the view that the Company has complied with all applicable code provisions of the Corporate Governance Code during the six months ended June 30, 2025, save for code provisions

C.2.1 and C.6.2 of the Corporate Governance Code.

Code provision C.2.1 of the Corporate Governance Code states that the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company has appointed Mr. Dangyang Chen as both the chairman of the Board and the chief executive of the Company. The Board however believes that it is in the interests of the Company to vest the roles of both the chairman and the chief executive officer in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired, as all major decisions must be made in consultation with the Board as a whole, together with its relevant committees, which comprise experienced individuals and four independent non-executive Directors who are in the position to provide independent insights to the Board and monitor the management and operation of the Company. To ensure proper governance and execution at management level, the Company also has in place various management committees who make management decisions collectively. The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole.

Code provision C.6.2 of the Corporate Governance Code states a board meeting should be held to discuss the appointment of the company secretary and the matter should be dealt with by a physical board meeting rather than a written resolution. Mr. Tsz Fung Chan resigned as the company secretary with effect from April 11, 2025. Mr. Lin Rubo (“Mr. Lin”) and Ms. Chan Yuen Mui (“Ms. Chan”) have been appointed as the joint company secretaries of the Company (the “Joint Company Secretaries” and each a “Joint Company Secretary”) with effect from April 11, 2025. For further details of the change of company secretary, please refer to the announcement published by the Company on April 11, 2025.

The appointment of Mr. Lin and Ms. Chan as the Joint Company Secretaries was dealt with by a written resolution of the Board. Mr. Lin has served as the chief financial officer of the Company since August 2024 and Ms. Chan has over 15 years of experience in corporate secretarial and commercial administration fields and serves as the Manager, Entity Solutions of Computershare Hong Kong Investor Services Limited. The Board is fully aware of the qualifications and experience of Mr. Lin and Ms. Chan without any dissenting opinion, and as such it was considered that a physical board meeting was not necessary for approving the said appointment.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions.

Having made specific enquiries to all of the Directors of the Company, all Directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code during the six months ended June 30, 2025.

Audit Committee

We have established an audit committee comprising of 3 members, being Mr. Tianruo Pu (as the chairperson), Mr. Koon Wing Ernest Ip and Mr. Wing Kin Anthony Chow. The audit committee has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2025.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2025 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2025.

Publication of interim results and interim report

This interim results announcement is published on the websites of the Stock Exchange (www. hkexnews.hk) and the Company (https://irhk.ocft.com). The interim report for the six months ended June 30, 2025 will be made available for review on the same websites in due course.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward- looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship and engagement with Ping An Group and its associates, which are its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Dangyang Chen
Chairman of the Board and Chief Executive Officer

Hong Kong, August 21, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Dangyang Chen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive Directors.